

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2016

Robert N. Bertrand
President
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, New York 10314

> **Re:** **Soupman, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 17, 2015**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 24, 2015**
> **File No. 000-53943**

Dear Mr. Bertrand:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products